Yingli Green Energy Holding Co., Ltd.

英利绿色能源控股有限公司

3399 North Chaoyang Avenue

Baoding 071051, China

中国保定国家高新区朝阳北大街3399号（071051）

T +86 312 8929700

F +86 312 8929800

yingli@yinglisolar.com

www.yinglisolar.com

YINGLISOLAR.COM NYSE:YGE

November 18, 2015

VIA EDGAR

Martin James, Senior Assistant Chief Accountant

Kate Tillan, Assistant Chief Accountant

Tara Harkins, Staff Accountant

Office of Electronics and Machinery
Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Yingli Green Energy Holding Company Limited
Form 20-F for the fiscal year ended December 31, 2014
Filed May 15, 2015
File No. 001-33469

Dear Mr. James, Ms. Tillan and Ms. Harkins:

Reference is made to the letter we received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 28, 2015 regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2014 (the “Form 20-F”) of Yingli Green Energy Holding Company Limited (the “Company”).

We set forth below our responses to the comments contained in the Staff’s letter.  For your convenience, we have reproduced the Staff’s comments in italicized boldface type below and keyed our response accordingly.

Form 20-F for the Fiscal Year Ended December 31, 2014

Item 18. Financial Statements

Note 2. Summary of Significant Accounting Policies and Significant Concentrations and Risks

(a) Basis of Presentation

Liquidating Land Use Right Held by Fine Silicon Co., Ltd. (“Fine Silicon”, one of the Company’s subsidiaries), page F-14

1.                                      We see the disclosure included in this note and on page 94. Please explain to us whether the government will pay you the difference between the auction price and the consideration previously paid to you for the Fine Silicon land use rights or whether it may pay you at its sole discretion. Explain to us the process for the reacquisition.

In response to the Staff’s comment, the Company respectfully advises the Staff that, according to the Opinion on The Implementation of the “Three Hundred” Leading Enterprises Project (Ji Fa Ban [2014] No. 6) jointly promulgated by the Administrative Office of the Hebei Provincial Committee of the Chinese Communist Party and the Administrative Office of the Provincial Government of Hebei Province of the PRC and the Notice on Several Policies to Support Demolition of Certain Hazardous Chemicals Enterprises with Material Safety Risks (Bao Shi Zheng [2006] No. 207) issued by the Municipal Government of Baoding, companies that are qualified under these policies can sell their idle land to the local government for the state land reserve and receive compensation with the proceeds from the local government’s subsequent resale of the land through public auctions (after deducting required contributions by the local government under relevant PRC laws and regulations). According to the Meeting Minutes of the Baoding Municipal Government ([2014] Bao Shi Fu Ban No. 258) dated December 12, 2014 (the “December 12, 2014 Minutes”), Fine Silicon Co., Ltd (“Fine Silicon”), one of the subsidiaries of the Company, was determined to be qualified under the above-mentioned policies and was encouraged by the local government to relocate its facilities and sell its vacated land to the local government who would pay Fine Silicon the auction price of the land according to the above-mentioned policies.  In April 2015, a land reserve center of the local government signed a land re-acquisition and compensation agreement with Fine Silicon to acquire the idle land of Fine Silicon. Pursuant to the agreement, the local government paid RMB500.0 million and RMB88.2 million (collectively, the “Consideration”) to Fine Silicon on April 21, 2015 and May 14, 2015, respectively. Pursuant to the above-mentioned policies and the December 12, 2014 Minutes, the local government was also committed to paying Fine Silicon additional compensation (the “Additional Compensation”) after the local government re-sells the land.  The Company respectfully advises the Staff that the Company expected that the local government would pay the Additional Compensation to Fine Silicon due to the above-mentioned policies and the December 12, 2014 Minutes. The local government also subsequently confirmed to the Company that it had cleared its internal approval process for payment of the Additional Compensation to Fine Silicon.

Based on the Company’s understanding, after acquiring the idle land from Fine Silicon, the local government rezoned the land and subdivided it into eight parcels and as of the date of this response, the local government has completed the first round of its auction process and sold six parcels of the land for an aggregate auction price of RMB1,875.6 million.  After deducting required contributions to be made by the local government from the gross proceeds of the auction of the six parcels in the amount of RMB259.4 million, the total net proceeds from the auction are expected to be RMB1,616.2 million. After deducting the above-mentioned Consideration of RMB588.2 million which was received by the Company from the total net proceeds from the auction of RMB1,616.2 million, the Additional Compensation for the six parcels is RMB1,028 million. The deduction of the required contributions of RMB259.4 million accounts for about 14% of the total auction price, which include five percent for contribution to government finances, three percent for contribution to the railway construction fund, five percent for special contribution to the affordable housing program fund and one percent for other miscellaneous contributions. As of the date of this response, the local government has paid Fine Silicon RMB782.6 million of the Additional Compensation for the six parcels. The local government is expected to pay the remaining portion of the Additional Compensation for the six parcels within one month after it receives full payment of the auction price for the six parcels from their successful bidders. The local government is expected to sell the last two parcels of the land through another round of auction process and pay the Additional Compensation with respect to such two parcels to Fine Silicon once the two parcels are sold to buyers and the auction price is fully paid to the local government.

The Company respectfully advises the Staff that, as disclosed in the Form 20-F, the difference between the total auction price of the land and the Consideration is estimated by the Company to be in the range of RMB1,420 million to RMB2,220 million based on the then prevailing market prices for similar land zoned for commercial real estate developments in Baoding.

The Company respectfully advises the Staff that the general processes for re-acquisition of land and resale of such land by local government through public auctions in the PRC are typically as follows:

1.              A company (the “Land Transferring Company”) that intends to sell its land to the local government should first submit its application to the land and resources bureau of the local government. The local government will assess the application and go through its internal approval process to decide whether it will re-acquire the land. After completion of the internal approval process, the local government will enter into a land re-acquisition and compensation agreement with the Land Transferring Company to re-acquire the land and pay consideration to the Land Transferring Company;

2.              After completion of the re-acquisition of the land, the local government may rezone and/or subdivide the land according to its urban development plan. After completion of its internal procedures, the local government will make public announcements about sale of the land by bid and auction process 20 days before the bid and auction date through relevant medium (e.g. through the Internet or newspapers).  The public announcements will generally set forth basic terms and conditions for potential bidders to participate in the bid and auction process including pre-qualification requirements for potential bidders and a deposit required to be paid by potential bidders, among others;

3.              After completion of the bid and auction process, the land and resources bureau of the local government will sign a land use rights transfer agreement with the winning bidder, setting forth all relevant terms and conditions for the transfer of the land, and the winning bidder will pay the auction price of the land based on a payment schedule specified in the land use rights transfer agreement; and

4.              In Baoding, Hebei, because of the above-mentioned policies, the local government will determine whether the Land Transferring Company is qualified under the above-mentioned policies, and if yes, the local government will pay to the Land Transferring Company the difference between the auction price received from the winning bidders in Step 3 above and the consideration paid to the Land Transferring Company in Step 1 above after deducting required contributions to be made by the local government under relevant PRC laws and regulations.

(b) Principles of Consolidation, page F-14

2.                                      We note that the organization chart included on page 67 is not legible. Please provide us with a readable copy of the organization chart, and in future filings please revise the presentation to improve an investor’s ability to read the information in the chart.

The Company has provided a readable copy of the organization chart in Exhibit A attached hereto in response to the Staff’s comment.  The Company respectfully notes the Staff’s comment and confirms that in future filings it will revise the presentation to improve an investor’s ability to read the information in the chart.

3.                                      We note that in 2014, you entered into agreements with Yingli PV Group to construct all of your project assets and each project asset is owned by a specific purpose entity which is owned 100% by Yingli PV Group. Please tell us the significant terms of your agreements with Yingli PV Group and whether Yingli PV Group is a related party. Explain your analysis in determining that each of the specific purpose entities is a VIE and that you are the primary beneficiary.

The Company respectfully advises the Staff that, since the agreement entered into by the Company and Yingli PV Group (the “Agreement”) is a framework agreement and all specific purpose entities were set up under the Agreement, the analysis below is applicable to each of the specific purpose entities.

In addition to the three most significant terms that were disclosed under the caption “Principles of Consolidation” on page F-14 of the Form 20-F, other terms of significance in the Agreement include: (a) Yingli PV Group should set up a wholly-owned subsidiary for each project, which will hold a particular project asset on behalf of the Company (i.e. the specific purpose entity); (b) whenever Yingli PV Group or the specific purpose entity applies for bank borrowings to finance the project, the Company should provide guarantee for such bank borrowings; (c)Yingli PV Group is required to timely report the construction progress to the Company, must execute the plan and decisions made by the Company, and shall not engage in any action that may or will cause any harm to the interest of the Company; and (d) without the written approval of the Company, Yingli PV Group shall not engage any third party in the construction of the projects.

The Company respectfully advises the Staff that Yingli PV Group is a related party of the Company because it is a subsidiary of, and controlled by, Yingli Group, which is controlled by Mr. Liansheng Miao, the Company’s chairman and CEO.

ASC 810 — Consolidations on accounting for VIE guidance requires “certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns, or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity’s activities are on behalf of the investor”.  The guidance also defines the primary beneficiary of a VIE “as the reporting entity that has both of the following characteristics: a) the power to direct the activities that most significantly impact the VIE’s economic performance; and b) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE.”  The Company considers itself as the primary beneficiary of the aforementioned special purpose entities, which should be the VIEs to the Company, because:

(a)                                 According to the Agreement, Yingli PV Group should inject capital into these specific purpose entities on behalf of the Company, and the Company should reimburse Yingli PV Group for all its investments and costs incurred during the development and operation of the PV stations.  Accordingly, Yingli PV Group does not have any voting rights that are disproportionate to its economic interest in form and substantially all of these entities’ activities are on behalf of the Company.

(b)                                 Due to the three terms disclosed under the caption “Principles of Consolidation” on page F-14 of the Form 20-F, Yingli PV Group does not have any right to make decisions with respect to the projects undertaken by the specific purpose entities, any decision has to be authorized by the Company, and all potential losses and profits from the projects undertaken by the specific purpose entities will flow to the Company, which should meet both of the aforementioned characteristics of a primary beneficiary.  Yingli PV Group should be considered as related party (de facto agent) under the VIE model, and does not have any equity investment at risk because the Company provided the financing to the investment in each of the specific purpose entities.

4.                                      We also note that the terms of your agreements indicate that (i) you could claim the ownership of the PV projects at any time during the PV project construction process by demanding Yingli PV Group transfer its 100% equity interests in the project asset companies to you; (ii) if the PV stations are sold to a third party as authorized by you, you could enjoy all income generated from the sales of the PV station; and (iii) if you do not claim the ownership, you could enjoy all income generated from the operation of the PV station in the future. Please explain each of these terms to us in more detail and tell us how you considered the term in your accounting. Specifically address why you used the word ‘could’ instead of the word ‘would’ in terms (ii) and (iii).

In response to the Staff’s comment, the Company respectfully advises the Staff that, in accordance with the Agreement, Yingli PV Group develops PV projects on behalf of the Company. To enable the Company to obtain maximum benefits from the arrangement with Yingli PV Group, the Agreement provides the Company with various options to exercise its exclusive rights with respect to the PV projects. More specifically, the Company has the following options:

•                  The Company has an exclusive right to acquire the project companies holding the PV stations at any time during the term of the Agreement, either by itself or through its designated entities (whether related parties or third parties), so that the Company or its designated entities can hold the PV stations directly.

•                  The Company could also choose not to acquire the project companies but direct Yingli PV Group to sell the PV stations held by such project companies to third parties, with all income and benefits from the sales of such PV stations to be paid to the Company; and

•                  The Company could also choose to require Yingli PV Group to continue to hold the PV stations through the project companies on behalf of the Company, and in such case, the Company shall be entitled to claim all income generated from the operation of the PV stations.

These terms of the Agreement give the Company more flexibility as to how the Company would deal with the PV stations developed by Yingli PV Group on behalf of the Company. The Company will reimburse Yingli PV Group for its actual costs incurred during the development and operation of the PV stations on behalf of the Company, as well as a reasonable profit to be agreed by the Company and Yingli PV Group based on market conditions.

In determining whether the project companies should be considered as VIEs of the Company, the Company considered the above terms and concluded that all of the decisions with respect to development, operation, holding and/or disposal of the PV stations are made by the Company and all potential losses and profits from the PV stations will flow to the Company. Yingli PV Group is effectively an agent for the Company and does not have substantial control rights over the project companies. As such, as analyzed in the Company’s response to the Staff’s comment No. 3 above, these project companies should be treated as VIEs of the Company and the Company is the primary beneficiary of these project companies.

The Company respectfully advises the Staff that the Company used the word “could” instead of the word “would” in terms (ii) and (iii) to denote that these are alternative options that Company may choose from and the Company is not obligated to choose any particular option. Because of the “if” clauses used at the beginning of terms (ii) and (iii), the Company submits that it may be more precise to use the word “would” instead of “could” in these statements, but does not believe that the use of the word “could” made these statements inaccurate in any material respect.

(p) Revenue Recognition, page F-24

5.                                      We note you recognize revenue for solar power stations constructed for commercial customers based upon percentage of completion accounting under ASC 605-35. Please explain to us why you believe these arrangements meet the criteria to be accounted for under percentage of completion accounting.

The Company respectfully advises the Staff that, according to ASC 605-35-25-57, the Company determined that the percentage-of-completion method is considered preferable as an accounting policy in the Company’s circumstances, due to the following main reasons:

(a)                                 Estimates of costs to completion and the extent of progress toward the completion of long-term contracts are reasonably dependable. The Company has engaged in the business of constructing solar power stations for commercial customers for over five years and is very experienced in the business. The Company has set up a dedicated department and hired staff with rich experience in such contracting business. The Company also hired third party supervision companies to closely monitor the progress of the projects undertaken by the Company and all these supervision companies had necessary qualifications and were authorized by the government to engage in project management and supervision of power projects. Therefore, the Company has the ability to make reasonably dependable estimates of the extent of progress toward completion, contract revenues, and contract costs. And historically, there were no significant variances between the Company’s estimates and the actual costs to complete and the extent of progress toward the completion.

(b)                                 Contracts between the Company and its commercial customers include detailed provisions on construction schedule and total construction period, the consideration to be exchanged, the award and/or penalty that the Company will receive if the construction is and/or fails to be completed as scheduled, and the payment term which, in summary, state the enforceable rights of the parties and the manner and terms of settlement.

(c)                                  Before entering into contracts with commercial customers, the Company normally conducts due diligence on the customers to make sure that the customers have the ability to fulfill their payment and other obligations under the contracts. Based on the history of transactions between the Company and its commercial customers, the Company’s commercial customers have generally made their payments to the Company on schedule and fulfilled their obligations under the contracts while only in some rare situations had certain customers delayed their final instalment payments.

(d)                                 The Company has generally fulfilled all of its contractual obligations as required in the contracts with its commercial customers historically and expects to continue to do so.

6.                                      Further to the above, please tell us whether you retain continuing involvement in your solar power stations constructed for commercial customers and whether or not you transfer substantially all the risks and rewards of ownership to the buyers. As a related matter, please tell us whether your warranties include guarantees of system performance or uptime. For these types of projects, please tell us what impact these obligations have on your revenue recognition, including whether you defer revenue related to these obligations. Cite the accounting literature relied upon.

Pursuant to the contracts between the Company and its commercial customers, the Company transferred substantially all the risks and rewards of ownership to the commercial customers after completion of the projects, without any continuing involvement in the solar power stations constructed for the commercial customers.

According to the contracts between the Company and its commercial customers, the Company also provides a general warranty against the construction projects of solar power station with a warranty period of 2-5 years.  The warranty is a standard warranty that is provided to all customers and does not constitute a separate deliverable in the arrangement and, thus, there is no need to apply the separation and allocation model for a multiple deliverable arrangement contained in ASC 605-25, thus the general warranty should be accounted for pursuant to ASC 450-20. In 2012, 2013 and 2014, the Company’s net revenue from sale of solar power stations was RMB159.1 million, RMB363.8 million and RMB93.3million, respectively, representing 1.4%, 2.7% and 0.7%, of the Company’s total net revenues, respectively.  Also historically, since the damage risk on the construction part was remote, the warranty obligations were immaterial.  The Company does not defer revenue related to these warranty obligations either as the Company does not have any continuing involvement in the solar power stations constructed for commercial customers.

Note 8. Investments in affiliated companies, page F-35

7.                                      We note that you own a 50.80% investment in Shanghai Sailin Xili Equity Investment fund and that you account for your investment under the equity method of accounting. Please explain to us why you are accounting for your investment in this entity under the equity method. Refer to the guidance in ASC 323 and 810. Cite the accounting literature relied upon.

The Company respectfully advises the Staff that, in deciding to use the equity method of accounting for the Company’s investment in Shanghai Sailin Xili Equity Investment Fund (the “Fund”), the Company considered the following facts, the relevant US GAAP requirements and their application:

(a)                                 Both the Fund and the general partner of the Fund are jointly set up by the Company and an unrelated third party named Sailing Capital along with its subsidiaries (“Sailing Capital”). The total size of the fund is RMB1.004 billion. Under the terms of the formation of the Fund, the Company, as a limited partner, should contribute RMB510 million and enjoy 50.8% interests in the Fund; Sailing Capital, as a limited partner, should contribute RMB490 million and enjoy 48.8% equity interests in the Fund; and the residual 0.4% equity interests in the Fund belong to the general partner of the Fund (“GP”). The GP is also a limited partnership, of which an affiliate of Sailing Capital is a limited partner that contributed RMB2.04 million while an affiliate of the Company is a limited partner that contributed RMB1.96 million.

(b)                                 According to the constitutional documents of the Fund, Sailing Capital and the Company jointly set up a management company to manage the operation of the Fund.  The board of directors of the management company has five members, three of which are nominated by Sailing Capital and two of which are nominated by the Company. All resolutions of the board of directors of the management company must be approved by two-thirds or more of its board members.  Neither the Company nor Sailing Capital alone can amend any terms in the Articles of Associations of the Fund, or to change the composition of the board of directors.

(c)                                  According to the GP’s investment agreement, Sailing Capital and the Company jointly have the participating rights.  All partners of the GP should exercise their voting rights in the GP in proportion to their respective capital contributions to the GP and all resolutions of the GP must be passed by the GP’s partners representing 2/3 or more of the GP’s total voting rights.

(d)                                 According to ASC 323 — Equity Method and Joint Ventures, as both the Company and Sailing Capital, the two unrelated parties jointly and equally (at both limited partner and general partner levels) shared the power over the Fund, no party should consolidate the Fund. Rather, the arrangement falls into the definition of a joint venture, i.e.  jointly controlled entities, where the arrangement is carried on through a separate entity, and give each venturer participating rights over the Fund (with no single venturer having unilateral control), and each party sharing control must consent to the venture’s operating, investing and financing decisions.

The Company respectfully advises the Staff that, since the Fund is jointly controlled by two unrelated parties, i.e. the Company and Sailing Capital, neither the Company nor Sailing Capital controls the Fund, and therefore neither party should consolidate the Fund.  The Fund met the definition of a joint venture and therefore the Company applied the equity method of accounting to recognize its investment in the Fund.

Note 16. Non-controlling Interests, page F-45

8.                                      With respect to your new joint venture agreement with Tianwei Group and Tianwei Baobian, since you will not account for the share swap until a separate agreement is signed clearly stating its terms, please tell us what terms still need to be discussed given your other disclosures of the terms of the swap including the formula of exchange. Further, explain to us how the formula for exchange would have worked as of December 31, 2014. Tell us whether the total number of shares immediately before the exercise of the subscription right in the formula refers to authorized, issued, or outstanding shares and explain how the right to maintain the effective equity interest would operate.

The Company respectfully advises the Staff that, as disclosed on page 45 of the Form 20-F, the new joint venture contract (the “Joint Venture Contract”) entered into among the Company, Tianwei Baobian and Tianwei Group on May 30, 2014 (which amended and restated the joint venture contract entered into between the Company and Tianwei Baobian in 2006) provides that, when Tianwei Baobian and/or Tianwei Group decides to exercise the subscription right, the Company and Tianwei Baobian and/or Tianwei Group should sign any and all required documents, including without limitation, (i) an equity purchase agreement for the Company or its subsidiaries to acquire Tianwei Baobian and/or Tianwei Group’s equity interests in Tianwei Yingli, and (ii) a share subscription agreement for Tianwei Baobian and/or Tianwei Group to subscribe for the Company’s ordinary shares (the relevant transactions are collectively referred to as the “Swap”). The Joint Venture Contract also provides that such equity purchase agreement and share subscription agreement will prevail as to the specific terms on which Tianwei Baobian and/or Tianwei Group exercise its or their subscription rights as long as they are consistent with the principles set forth in the Joint Venture Contract.

The Company advises the Staff that, the specific terms to be negotiated and agreed to by the parties and included in the equity purchase agreement and/or share subscription agreement may include, among others:

•                  the exact number of ordinary shares that the Company will issue to Tianwei Baobian and/or Tianwei Group (the “Subscription Shares”) upon their exercise of the subscription right (the Company will further elaborate below why such number may need to be negotiated and agreed upon) after each of the Company and Tianwei Baobian and/or Tianwei Group agree and acknowledge the value of equity interest of Tianwei Baodian and/or Tianwei Group in Tianwei Yingli at the time of the Swap;

•                  whether Tianwei Baobian and/or Tianwei Group should be granted any registration rights with respect to the Subscription Shares;

•                  whether Tianwei Baobian and/or Tianwei Group should be subject to any restrictions (e.g. any lock-up period or right of refusal of the Company upon any proposed disposition) with respect to the Subscription Shares;

•                  whether the Company or its subsidiaries’ acquisition of the equity interests in Tianwei Yingli will be subject to any restrictions for any reason, e.g. any condition imposed by relevant government authorities when they approve the Swap; and

•                  how related transaction costs (e.g. income and other taxes and levies, legal fees, fees of asset valuation firm) should be allocated among the parties.

The Company advises the Staff that, as disclosed in the Form 20-F, and because both Tianwei Baobian and Tianwei Group are stated-owned enterprises that are subject to various regulations in the PRC, Tianwei Baobian and/or Tianwei Group may exercise their subscription rights if and only if they obtain all of the approvals from relevant PRC government authorities necessary for acquiring the Company’s ordinary shares. To the Company’s knowledge, there is substantial uncertainty as to whether or when Tianwei Baobian and/or Tianwei Group will be able to obtain such approvals and what conditions (if any) will be imposed by relevant government authorities if such approvals are granted. As such, the Company is not in a position to anticipate all the issues that need to be addressed, and the specific terms to be included, in the equity purchase agreement, share subscription agreement or any other agreements that will be entered into in connection with the Swap.

With respect to determination of the exact number of Subscription Shares that the Company will issue to Tianwei Baobian and/or Tianwei Group upon their exercise of the subscription right, as disclosed in the Form 20-F and noted by the Staff, the Joint Venture Contract includes the following two clauses, both of which (and not just the formula set forth in clause (b) below) are binding on the parties:

(a)         Prior to exercising its or their subscription right, as applicable, Tianwei Baobian and/or Tianwei Group is required to retain an asset valuation firm reasonably acceptable to the Company to obtain a valuation of its or their equity interest in Tianwei Yingli in accordance with internationally accepted valuation methods and the provisions of relevant PRC laws and regulations. The valuation report will need to be jointly acknowledged by each of the Company and Tianwei Baobian and/or Tianwei Group, and complete all relevant procedures required by PRC law (if any). On the basis of the valuation report, the Company will need to agree with Tianwei Baobian and/or Tianwei Group upon the value of its or their equity interest in Tianwei Yingli, as applicable, which equity interest will be exchanged for the subscribed shares.

(b)         If each of the Company and Tianwei Baobian and/or Tianwei Yingli agree and acknowledge the valuation report and value of the equity interest Tianwei Baobian and/or Tianwei Group hold in Tianwei Yingli, then upon notification of Tianwei Baobian and/or Tianwei Group, as applicable, the number of new ordinary shares that the Company will be obligated to issue to Tianwei Baobian and/or Tianwei Group upon its or their exercise of the subscription right, as applicable, will be calculated according to the following formula:

The number of new ordinary shares that the Company is obligated to issue to Tianwei Baobian and/or Tianwei Group	=	Total number of the Company’s shares immediately before the exercise of the subscription right	X	Percentage of Tianwei Baobian and/or Tianwei Group’s equity interest in Tianwei Yingli immediately before the exercise of the subscription right
Percentage of the Company’s equity interest in Tianwei Yingli immediately before the exercise of the subscription right

It is noted immediately after the above formula in the Joint Venture Contract that all parties agreed that, following Tianwei Baobian and/or Tianwei Group’s exercise of its or their subscription right, as applicable, Tianwei Baobian and/or Tianwei Group will hold indirectly, through its or their holding the newly subscribed shares in the Company, such an effective equity interest percentage in Tianwei Yingli as shall equal the equity interest percentage which it or they held in Tianwei Yingli, as applicable, immediately prior to the exercise of the subscription right.

The Company respectfully advises the Staff that clause (a) cited above reflects the parties’ intention that the Subscription Shares to be issued by the Company to Tianwei Baobian and Tianwei Group should be based on the fair market value of the equity interest in Tianwei Yingli held by Tianwei Baobian and/or Tianwei Group immediately prior to the Swap; and clause (b) cited above reflects the parties’ intention that Tianwei Baobian and/or Tianwei Group’s indirect equity interest in Tianwei Yingli through the Company after the Swap would be equal to their direct equity interest in Tianwei Yingli prior to the Swap. The Company respectfully advises the Staff that both of the above clauses are binding provisions in the Joint Venture Contract and the Swap should conform to both clauses and should not only comply with clause (b) while ignoring the parties’ intention stated in clause (a). While the number of the Subscription Shares to be exchanged may be fixed by the formula in clause (b), clause (a) will determine how much value such Subscription Shares should be.

As requested by the Staff, the Company illustrates below how the formula set forth in clause (b) cited above would have worked as of December 31, 2014.  The Company respectfully advises the Staff that the total number of shares immediately before the exercise of the subscription right in the formula refers to issued and outstanding ordinary shares of the Company.

•                  As of December 31, 2014, the Company had 181,763,770 ordinary shares issued and outstanding; the Company held 74.01% equity interest in Tianwei Yingli; and Tianwei Baobian and Tianwei Group held 18.99% and 7% equity interest in Tianwei Yingli, respectively.

•                  If the conditions for exercise of the subscription right were satisfied as of December 31, 2014 and Tianwei Baobian and Tianwei Goup had duly exercised the subscription right, the number of Subscription Shares calculated pursuant to the formula and Tianwei Baobian and Tianwei Group’s effective equity interest in Tianwei Yingli immediately prior to and after the Swap would have been as follows,

	Number of Subscription Shares to be Issued	Effective (Direct) Equity Interest in Tianwei Yingli Immediately Prior to Swap	Equity interest in the Company Immediately After the Swap	Effective (Indirect) Equity Interests in Tianwei Yingli Immediately After the Swap
Tianwei Baobian	181,763,770 * 18.99% / 74.01% = 46,638,211	18.99%	46,638,211 / (181,763,770 + 46,638,211 + 17,191,547) = 18.99%	18.99% * 100%(1) = 18.99%
Tianwei Group	181,763,770 * 7% / 74.01% = 17,191,547	7%	17,191,547 / (181,763,770 + 46,638,211 + 17,191,547) = 7%	7% * 100%(1) = 7%

(1): The Company would have held 100% of the equity interests in Tianwei Yingli after the Swap.

•                  However, the Company respectfully advises the Staff that it is important to note that the Company would have issued the number of the Subscription Shares calculated pursuant to the formula above to Tianwei Baobian and Tianwei Group only if the fair market value of such Subscription Shares would be equal to or approximate the fair market value of the equity interest in Tianwei Yingli held by Tianwei Baobian and/or Tianwei Group immediately prior to the Swap, because otherwise clause (a) cited above would be violated as the fair market value of such Subscription Shares would deviate from the fair market value of the equity interest in Tianwei Yingli being swapped.

In case the fair market value of the Subscription Shares calculated pursuant to the formula set forth in clause (b) cited above does not equal to or approximate the fair market value of the equity interest in Tianwei Yingli held by Tianwei Baobian and/or Tianwei Group immediately prior to the Swap, in order to comply with both clause (a) and clause (b), the Company may take various corporate actions (e.g. dividends or spin-off) to affect the fair market value of the Subscription Shares so as to make it equal to or approximate the fair market value of the equity interest in Tianwei Yingli held by Tianwei Baobian and/or Tianwei Group immediately prior to the Swap, and the Company is not restricted from taking such corporate actions under the Joint Venture Contract.  Alternatively, if Tianwei Baobian and/or Tianwei Group prefers that the Company do not take such corporate actions, the Company could negotiate with Tianwei Baobian and Tianwei Group to revise or terminate clause (b) and set forth the exact number of Subscription Shares in the share subscription agreement.

The Company notes that, while the Joint Venture Contract sets forth certain principles for the Swap (including clause (a) and clause (b) cited above), many important terms of the Swap will need to be negotiated and agreed among the parties when the subscription right is exercised, and the Company cannot guarantee that it will always be able to reach agreement with Tianwei Baobian and Tianwei Group relating to the Swap. As such, the Company has disclosed in the Risk Factors section of the Form 20-F on page 23 the following risk:

“Tianwei Baobian and Tianwei Group also may have a disagreement or dispute with us with respect to our respective rights and obligations on matters such as the exercise of Tianwei Baobian and Tianwei Group’s right to subscribe for ordinary shares newly issued by us in exchange for their equity interest in Tianwei Yingli”

and

“[a]ny such dispute may result in costly and time-consuming litigation or other dispute resolution proceedings which may significantly divert the efforts and resources of our management and disrupt our business operations.”

The Company respectfully advises the Staff that, as of the date of this response, the Company has not received any subscription notification from either Tianwei Baobian or Tianwei Group, and, to the best of the Company’s knowledge, neither Tianwei Baobian nor Tianwei Group has been granted such approvals as required by the Joint Venture Contract for exercise of their subscription rights.

9.                                      Please explain to us the importance of obtaining a valuation of the equity interest in Tianwei Yingli considering the formula for exchange does not include the valuation as an input.

The Company respectfully advises the Staff that, as discussed in detail in the Company’s response to the Staff’s comment No. 8 above, the purpose of the valuation is to determine the fair market value of the equity interest in Tianwei Yingli held by Tianwei Baobian and/or Tianwei Group immediately prior to the Swap, which should be the basis of determining the number of Subscription Shares to be issued to Tianwei Baobian and Tianwei Group, and it is independent from the requirement of maintaining Tianwei Baobian and Tianwei Group’s effective equity interest in Tianwei Yingli for which the formula was set forth.

*  *  *  *  *

In responding to the Staff’s comments, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                                          Staff comments or changes to disclosure made in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +86 (312) 8929-723.

Sincerely,

/s/ Yiyu Wang
Yiyu Wang
Chief Financial Officer

cc:                                Leiming Chen, Esq.

Simpson Thacher & Bartlett LLP

Exhibit A

The following diagram illustrates the Company’s organizational structure and the place of formation, ownership interest and affiliation of each of the Company’s significant subsidiaries as of the date of its Annual Report on Form 20-F for the fiscal year ended December 31, 2014 filed on May 15, 2015.

Yingli Green Energy Holding Company Limited
(Cayman Islands)
Baoding Tianwei Baobian Electric Co., Ltd.
(PRC)
Baoding Tianwei Group Co., Ltd.
(PRC)
18.99%
100%
100%
74.01%
Cyber Power Group Limited
(British Virgin Islands)
Yingli Green Energy (International) Holding Company Limited or Yingli International
(British Virgin Islands)
Baoding Tianwei Yingli New Energy Resources Co., Ltd.
(PRC)
100%
Cyber Lighting Holding Company Limited
(Hong Kong)
100%
Yingli Energy (China) Co., Ltd. or Yingli China
(PRC)
100%
Yingli Green Energy Chile SpA or Yingli Chile
(Chile)
100%
Yingli Green Energy Americas, Inc. or Yingli Americas
(Delaware)
100%
Yingli Green Energy Capital Holding (Hong Kong) Company Limited
(Hong Kong)
90%
Yingli Energy (Beijing) Co., Ltd. or Yingli Beijing
(PRC)
100%
Yingli Green Energy Singapore Company Pte. Limited or Yingli Singapore
(Singapore)
99.9%
Yingli Green Energy Do Brasil S.A. or Yingli Brasil (Brazil)
98%
Yingli Green Energy Mexico SA DE CV
(Mexico)
100%
Fine Silicon Co., Ltd. or Fine Silicon
(PRC)
88.352%
Hainan Yingli New Energy Resources Co., Ltd. or Hainan Yingli (PRC)
100%
Yingli Green Energy Japan Co., Ltd. or Yingli Japan (Japan)
100%
Yingli Green Energy Luxembourg S.A.R.L or Yingli Luxembourg
(Luxembourg)
100%
Yingli Green Energy Australia Pty. Ltd. or Yingli Australia
(Australia)
100%
Yingli Green Energy South Africa or Yingli South Africa
(South Africa)
100%
Yingli Green Energy Italia S.R.L. or Yingli Italia
(Italy)
60%
Yingli Green Energy South East Europe GmbH
(Germany)
100%
Yingli d.o.o
(Croatia)
100%
Yingli Green Energy Europe GmbH or Yingli Europe
(Germany)
100%
Yingli Green Energy AG
(Switzerland)
100%
Yingli Green Energy Spain, S.L.U. or Yingli Spain
(Spain)
100%
Yingli Enerji Ürünleri San. ve Tic.Ltd.Şti.
(Turkey)
100%
Yingli Green Energy France S.A.S or Yingli France
(France)
100%
Yingli Green Energy North Africa S.R.L. or Yingli North Africa
(North Africa)